

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

<u>Via Email</u>
Ka Wai Andy Yeung
Chief Financial Officer
Kingsoft Internet Software Holdings Limited
12/F, Fosun International Center Tower
No. 237 Chaoyang North Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re: Kingsoft Internet Software Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Confidentially Submitted March 6, 2014**
> **CIK No. 0001597835**

Dear Mr. Yeung:

We have reviewed your amended draft registration statement and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 21, 2014.

General

1.   We have reviewed the portion of the industry research reports you have submitted in response to prior comment 4. Please provide complete English language translations of the reports you provided to us. Further, it appears that the chart you provide on page 7-1 of the response letter indicates that Clean Master was ranked No. 9, rather than No. 6 as you disclose in the prospectus, in December 2013. Please advise.

Prospectus Cover Page

2.   We note your revised disclosure in response to prior comment 6. Please clarify on the prospectus cover page whether the "other existing shareholders" holding Class B ordinary shares are your directors and/or executive officers and affiliates of those persons.

Conventions Which Apply To This Prospectus, page 14

3.   We note your response to prior comment 21 regarding the calculation of the metrics, monthly active user and the daily active user, but we continue to believe that the limitations of the information that you prominently present in the prospectus should be included as a risk factor. Please consider disclosing in a risk factor that these two metrics represent the number of unique devices rather than unique users of your applications and that the statistics presented in the prospectus may not reflect the actual number of users.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows and Working Capital, page 83

4.   We note that the table you included in response to comment 27 indicates that the cash amounts are presented in three currencies (US$, RMB, and HK$), but they appear to be in RMB. Please revise the table to remove the column next to 2011.

Critical Accounting Policies

Share-based Compensation, page 92

5.   We note that you granted a significant number of restricted shares to an executive officer and certain other employees in January 2014. Please tell us the fair value of the underlying ordinary shares at the grant date. Please tell us whether there have been any changes to the methods or assumptions used to determine the fair value of ordinary shares since the November 2013 grant.

6.   For the January 2014 grant and for any other options or restricted shares granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Business

Our Customers, page 113

7.   We note your response and revised disclosure to prior comment 13 regarding the agreements with your two significant customers, Alibaba that accounted for 22% and 25% of your revenues in fiscal years 2012 and 2013, respectively, and Baidu that accounted for 8% and 19% of your revenues in fiscal years 2012 and 2013, respectively. You state that your customer agreements with Alibaba and Baidu were made in the

ordinary course of business and do not need to be filed pursuant to Item 601 of Regulation S-K, but it is unclear whether you are substantially dependent upon any agreements with these significant customers. Please provide an analysis of whether you should file the agreements under Item 601(b)(10)(ii)(B) of Regulation S-K, which requires the filing of any contract upon which the company's business is substantially dependent. To the extent that you have multiple agreements with each of these customers, tell us the largest amount of revenue that you have historically derived from a single or series of substantially identical contracts with the two customers. Also, revise page 113 to disclose the termination dates of your agreements with Alibaba and Baidu.

Intellectual Property, page 115

8.   We note your revised disclosure in response to prior comment 30 that two of your VIEs, Beike Internet and Beijing Network, "hold patent applications for the proprietary technology that are essential to the operations of our platform and important to the operations of our business." Please clarify whether these are patent applications that are pending or those that have been approved by regulatory authorities. To the extent applicable, tell us what consideration you have given to disclosing the number of patents held by your two VIEs and the duration of those patents.

Facilities, page 116

9.   We note your response to prior comment 31 that the company "would be able to find an alternative third-party data center at similar costs should any one of the agreements is terminated." Given your disclosure on page 17 that "[a]ny scheduled or unscheduled interruption in the ability of users to use [y]our servers could result in an immediate, and possibly substantial, loss of revenues" please explain why you believe that the agreements with your most significant third-party commercial data centers are not material to the company and should not be described in the prospectus. As part of your response, tell us what consideration you have given to discussing the number of data centers you use, the size of those facilities, and the termination dates of the agreements with those centers.

Related Party Transactions, page 145

10.   We note your response to prior comment 36 that a new license agreement will supersede the existing license agreement. It appears that the existing license agreement could be material given that the agreement is with Kingsoft Corporation, a controlling shareholder of your company, for intellectual property that are important to the marketing of your applications. Please provide a detailed analysis as to why you believe that this disclosure is not required by Item 404(a) and Instruction 1 to Item 404 of Regulation S-K, which requires the disclosure of related party transactions in which the company was engaged since 2011. Please also provide an analysis as to why you believe that the voting

Ka Wai Andy Yeung
Chief Financial Officer
Kingsoft Internet Software Holdings Limited
March 20, 2014
Page 4

agreement does not need to be filed as a related party agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Underwriting, page 182

11.   You disclose on page 183 that your underwriters may release the ADSs and other securities subject to the lock-up agreements at any time with or without notice.   Please clarify how this statement is consistent with FINRA Rule 5131's requirement that the lead book-running manager must notify both the issuer and announce the impending release of the lock-up restrictions through a major news source

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2011, 2012, and 2013

Note 1: Organization and Principal Activities

VIE arrangements, page F-12

12.   Your response to comment 42 indicates states that the Primary Beneficiaries can determine a service fee that is no less than 30% of the VIE's pre-tax revenue rather than pre-tax earnings. However, we note that Article 3 of the Exclusive Technology Development, Support and Consultancy Agreements in Exhibits 10.8, 10.16, 10.24, and 10.32 indicate that the service fee may not be less than 30% of the pretax income. Please clarify this inconsistency.

Note 2: Summary of Significant Accounting Policies

Revenue recognition

(1) Online marketing services, page F-25

13.   We note that revenue from online marketing services is recognized upon receipt of the customer statement and that this statement may not be received until the month following the one in which the service is provided. Please tell us when revenue is recognized in periods when the report is received in the following month. In this regard, please tell us whether you are able to reasonably estimate the services provided in the period in which they are provided and whether you record this estimate as revenue in that period. If you do record an estimate please tell us whether you have had to record adjustments to revenue in subsequent periods due to differences between the estimated and actual revenue earned.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP